EXHIBIT 99.2

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Tel. +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Board of Directors publishes adjusted compensation proposals for the 2017 Annual General Meeting of Shareholders as well as an update to the Compensation Report
Zurich, April 18, 2017 Following the CEO and Executive Board proposal to voluntarily reduce their variable compensation by 40% and the Board decision not to increase the total Board compensation for 2017, Credit Suisse Group AG hereby publishes an update to the 2016 Compensation Report, which can be found at www.credit-suisse.com/agm.

To implement this update, the Board further adjusted its recommendation and proposals with regard to the compensation related agenda items to be submitted to the 2017 Annual General Meeting of Shareholders on April 28, 2017 as follows:

1.2 Consultative Vote on the 2016 Compensation Report
Recommendation of the Board of Directors
The Board of Directors recommends that the 2016 Compensation Report, as updated, be accepted.

4.1 Approval of the Compensation of the Board of Directors
Proposal of the Board of Directors
The Board of Directors proposes approving a maximum amount of compensation of the Board of Directors of CHF 12.0 million (instead of the originally proposed CHF 12.5 million) for the period from the 2017 Annual General Meeting of Shareholders to the 2018 Annual General Meeting of Shareholders.

4.2.1 Short-Term Variable Incentive Compensation (STI)
Proposal of the Board of Directors
The Board of Directors proposes approving the aggregate amount of CHF 17.01 million (instead of the originally proposed CHF 25.99 million), comprising the short-term variable incentive compensation of the Executive Board for the 2016 financial year.

4.2.3 Long-Term Variable Incentive Compensation (LTI)
Proposal of the Board of Directors
The Board of Directors proposes approving the maximum amount of CHF 31.2 million (instead of the originally proposed CHF 52.0 million), comprising the long-term variable compensation of the Executive Board for the 2017 financial year.

All other proposals of the Board of Directors remain unchanged.

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April 18, 2017 Page 2/3

Administrative Note on Power of Attorney and Instructions to the Independent Proxy

Due to the nature of the update, shareholders who have already issued electronic instructions to the independent proxy can change their instructions electronically via the web service https://gvmanager.ch until Tuesday, April 25, 2017.

Shareholders who have already issued instructions to the independent proxy in writing using the Instructions / Proxy Card can change their instructions by requesting a new form from Credit Suisse Group AG, Share Register, P.O. Box, 8070 Zurich, Switzerland, share.register@credit-suisse.com, +41 44 332 02 02.

Any changes to instructions issued to the independent proxy may be submitted until Tuesday, April 25, 2017.

If a shareholder issues instructions both electronically and in writing, the latest issued instruction applies.

Shareholders who have already issued instructions and do not wish to change them do not need to do anything. Their respective instructions to the independent proxy are deemed to also be valid for the updated recommendation and proposals.

Information
Christoph Meier, Media Relations Credit Suisse AG, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Adam Gishen, Investor Relations Credit Suisse AG, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in about 50 countries worldwide. The group employs approximately 47,170 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This media release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market volatility and interest rate fluctuations and developments affecting interest rate levels;

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the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2017 and beyond;

–	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
–
the ability to achieve our strategic objectives, including cost efficiency, net new asset, pre-tax income/(loss), capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold and other targets and ambitions;

–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	the risk of cyberattacks on our business or operations;
–
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

–	the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
–	the potential effects of proposed changes in our legal entity structure;
–	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation, regulatory proceedings and other contingencies; and
–	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2016.